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Dietary Supplements - Attain Better Health
Source: http://www.x4lrapid.info/Dietary_Supplements_Attain_Better_Health.php

In the year 2005, more than 187 million consumers depended on daily dietary supplements to provide the nutrients omitted from the daily diet...nutrients that are needed to attain and maintain optimum health.

Maintaining a strong immunity level built up through proper nutrients can contribute greatly to keeping you out of the doctor’s office. On the other hand, people with low immunity levels tend to contract many illnesses and often suffer for a longer duration than healthy individuals.

The DSEA (Dietary Supplement Education Alliance) found in a recent study (11/05) that certain dietary supplements helped seniors to live longer and to live more independent lives.

Further evidence of dietary supplement benefits are acknowledged by the DSIB (Dietary Supplement Information Bureau) who also reported that nutritional supplements help people live longer, healthier lives.

Dietary supplements can also help reduce healthcare costs in the billions of dollars by off-setting healthcare expenses through better health attained and maintained by receiving proper nutrients that are needed in the body.

The FDA (Food and Drug Administration) recently issued a health claim for omega-3 fatty acids. Several other dietary supplements are scheduled to be added to the list in the near future.

Qualified health claims for dietary supplements are now being released to the public. As healthcare costs and health insurance skyrocket, preventive self care seems to be more widely accepted and practiced.

Many individuals can potentially benefit from the use of dietary supplements. The following dietary supplements may be of value to the immune system:

- Vitamin C provides antioxidant to cells, and may reduce the risk of cardiovascular disease and some forms of cancer.

- Vitamin E may reduce free radical damage and cut the risk of diabetes, and cancer.

- Vitamin A helps support mucous membranes, and the skin.

- Selenium may help protect against prostate cancer and is known as an anti-aging nutrient.

- Coenzyme Q10 may help generate energy for metabolism.

- Omega-3 fatty acids benefit the heart and the nervous system.

People that use dietary supplements can save themselves money, save the healthcare system money, and in general have a more healthy and productive life.

Remember...You still have to eat healthy. Get as many vitamins, minerals, amino acids, and fatty acids in your diet as is possible. But, you can also consider taking a dietary supplement to make-up for what is lacking. With soil depletion and other environmental deficiencies so prevalent, taking dietary supplements is a good way to make sure that you get all the nutrition that you may need. See http://www.healthybodysupplements.com.